March 27, 2013

VIA EDGAR

Patrick Gilmore,

Accounting Branch Chief

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	VeriFone Systems, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2012
Filed December 19, 2012
File No. 001-32465

Dear Mr. Gilmore:

VeriFone recently received the Staff’s comment letter of February 21, 2013. The Company respectfully advises the Staff, that unfortunately, the Staff’s letter, which was directed to the attention of our former Chief Financial Officer, Mr. Robert Dykes, was not received by the Company until March 26, 2013 since Mr. Dykes is no longer with the Company. The Company plans to submit its response by April 12, 2013. We appreciate the Staff’s accommodation of our extension request.

Very truly yours,

/s/ Albert Liu

Albert Liu
EVP, Corporate Development & General Counsel
VeriFone Systems, Inc.

cc:	David Edgar, Staff Accountant
(Securities and Exchange Commission)

Marc E. Rothman, EVP and Chief Financial Officer
(VeriFone Systems, Inc.)